Exhibit 99.3

MAGNA INTERNATIONAL - SECOND QUARTER 2026 RESULTS WEBCAST – 26JUL31

DISCLAIMER:

This transcript is derived from a recording of the webcast. While efforts have been made to transcribe accurately, the following transcription may still contain inaccuracies, errors, or omissions. Readers are advised to refer to the webcast itself together with additional information about Magna, including in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent filings, available through the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

CORPORATE SPEAKERS:

Louis Tonelli

Magna International Inc.; VP of Investor Relations

Seetarama Kotagiri

Magna International Inc.; President & CEO

Philip Fracassa

Magna International Inc.; CFO

PARTICIPANTS:

James Picariello

BNP Paribas; Analyst

Jack Joyce

Bank of America; Analyst

Rajat Gupta

JPMorgan; Analyst

Dan Levy

Barclays Bank; Analyst

Joseph Spak

UBS; Analyst

Ty Collin

CIBC Capital Markets; Analyst

Tom Narayan

RBC Capital Markets; Analyst

Jonathan Goldman

Scotiabank Global Banking and Markets; Analyst

Emmanuel Rosner

Wolfe Research; Analyst

Colin Langan

Wells Fargo Securities; Analyst

Mark Delaney

Goldman Sachs Group, Inc.; Analyst

Michael Glen

Raymond James; Analyst

MAGNA INTERNATIONAL - SECOND QUARTER 2026 RESULTS WEBCAST – 26JUL31

PRESENTATION:

Operator^ Ladies and gentlemen, thank you for standing by. My name is Krista, and I will be your conference operator today. At this time, I would like to welcome you to Magna International Second Quarter 2026 Results Conference Call and Webcast. (Operator Instructions)

I would now like to turn the conference over to Louis Tonelli, Vice President of Investor Relations. You may begin.

Louis Tonelli^ Thanks, operator. Hello, everyone, and welcome to our conference call covering our Q2 2026 results.

Joining me today are Swamy Kotagiri and Phil Fracassa.

Yesterday, our Board of Directors met and approved our financial results for the second quarter of 2026 and our updated outlook. We issued a press release this morning outlining both of these.

You will find today's press release, conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna.com.

Before we get started, just as a reminder, the discussion today may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements.

Please refer to today's press release for a complete description of our safe harbor disclaimer. Please also refer to the reminder slide included in our presentation that relates to our commentary today.

With that, I'll pass it over to Swamy.

Seetarama Kotagiri^ Thank you, Louis. Good morning, everyone, and thank you for joining us today. We appreciate your time and interest, as always. Let's get started.

Overall, I was very pleased with our strong Q2 2026 results with continued margin expansion momentum driven by disciplined execution.

In the quarter, sales increased 3% with weighted organic growth over market of 3%. Adjusted EBIT was up 16%, while adjusted EBIT margin expanded 70 basis points to 6.2%, and adjusted EPS rose 29% to $1.86, a record for the second quarter. These results demonstrate continued traction on our operational excellence activities and ability to deliver improved performance in a dynamic environment.

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Our strong free cash flow is further evidence of the continued improvement in our operating performance. During the quarter, we generated $954 million in operating cash flow and $617 million in free cash flow.

We were also pleased that S&P recently reaffirmed Magna's A- credit rating and improved outlook to stable. This comes on the heels of a similar action by Moody's earlier this year. And we ended the quarter with a 1.4x rating agency leverage ratio ahead of our expectations and $1.4 billion in cash on hand which further enhances our financial flexibility.

Supported by our strong first half performance, we raised our full year 2026 outlook reflecting confidence in our margin, earnings and cash flow trajectory. For the year, we expected weighted sales growth over market of about 1% at the midpoint. We narrowed and raised our outlook ranges for adjusted EBIT margin, adjusted EPS and free cash flow, again, reflecting our first half momentum and expectations for solid execution over the remainder of the year.

Our business pipeline continues to grow with over 90% of our 2028 business already booked. While macroeconomic and geopolitical conditions remain somewhat uncertain, including recent developments in the Middle East and with respect to trade policy, our outlook reflects our best estimates and confidence in our ability to mitigate headwinds and execute on what is within our control.

We remain steadfast in executing our proven capital allocation framework. We continue to invest in our business to support further profitable organic growth while returning significant capital to shareholders.

During the quarter, we returned $598 million to shareholders, including $465 million through share repurchases. At the end of June, we had about 9 million shares remaining under our NCIB, and we plan to repurchase those shares in the second half.

We also closed on the sale of our European lighting business at the end of June and expect to complete the remaining lighting and rooftop divestitures sooner than originally anticipated.

As a result of our team's strong execution and focus on innovation, we continue to have success winning new business to drive organic growth into the future.

We were recently awarded a driver and occupant monitoring system program with a European OEM positioning Magna's technology as a foundational platform level solution across the customer's vehicle architecture. Our mirror integrated hardware and software support scalable software-defined vehicle architectures and reinforces our leadership in driver awareness and interior sensing integration. We see additional opportunities to expand this technology across other customers and vehicle programs.

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Our recently awarded 800V two-speed eDrive program with Chery automotive further demonstrates Magna's advanced electrification capabilities. This award builds on our existing momentum with Chery following the launch of our dedicated hybrid drive system, which is now in series production for the Jetour G700. This recent award further strengthens Magna's market position and high voltage drives.

Our commitment to innovation, quality and execution continues to be recognized by our customers. Most recently, Magna earned five General Motors Supplier of the Year awards, spanning five different product categories. These awards bring our total GM Supplier of the Year recognition over the past decade to more than 40, underscoring the strength of our partnership with GM and our consistent ability to deliver for our customers.

Lastly, I want to address the topic that has come up in several recent discussions with investors and analysts, whether Magna is looking at opportunities beyond automotive, including areas such as robotics, automation, data centers and other adjacent markets. We are actively evaluating these opportunities, and we have already some initial project wins where we can leverage Magna's existing capabilities, manufacturing footprint, technical expertise and automotive grade standards for quality and reliability.

The key point is that we are not pursuing diversification for its own sake. Any opportunity must meet clear returns-based criteria fit with our capabilities and give Magna a credible right to win. Where those conditions are met, we believe this adjacent markets can provide attractive opportunities for incremental growth and high return value creation over time.

We will provide more detail on how we are thinking about these opportunities, including the criteria, project awards and potential path forward at our Investor Day in November.

With that, I'll turn the call over to Phil.

Philip Fracassa^ Thanks, Swamy, and good morning, everyone. I'm going to begin on Slide 16 and with a summary of our strong second quarter results.

Sales were $11 billion in the quarter, up about 3% from last year. Adjusted EBIT margin improved 70 basis points to 6.2%. Adjusted earnings were $1.86 per share, up 29% from last year and a second quarter record. And free cash flow was strong at $617 million, more than double last year's level. Each of these metrics came in ahead of our expectations.

Now I'll take you through some of the details. Let's start with sales on Slide 17.

As I mentioned, second quarter sales were up about 3% overall compared to last year. Excluding foreign currency translation, sales were up about 2% organically. By comparison, global light vehicle production declined 2% in the quarter. On a Magna weighted basis, we estimate light vehicle production was down about 1%. This translates to a 3% growth over market for Magna consolidated and 4% growth over market, excluding Complete Vehicles.

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Looking at the sales walk, volumes, launches and other added $273 million to the top line, or about 2%. The increase was driven by new program launches, including the Jeep Cherokee Recon, Zeekr 9X and RAM 1500 as well as net favorable sales mix. This was partially offset by the end of production of certain programs, including the Ford Escape, lower light vehicle production and normal course customer price concessions.

Sales in Complete Vehicles declined $96 million organically despite higher unit volumes. The higher unit volumes were driven mainly by new assembly programs in Graz, including with XPeng and GAC where sales are recognized on a value-added basis.

Volumes of other customers where sales are generally recognized on a full cost basis, declined year-over-year in aggregate. This resulted in net lower assembly sales dollars. Engineering revenue was also lower, in line with our expectations.

And lastly, foreign currency translation was positive $172 million, driven by a net weaker U.S. dollar compared to last year.

Now let's move to EBIT on Slide 18.

Second quarter adjusted EBIT was $677 million, an increase of $94 million or 16% from last year. Adjusted EBIT margin was 6.2%, up 70 basis points.

Looking at the margin pluses and minuses. The largest benefit came from operational performance, volume and other, about 75 basis points. This reflects continued momentum from operational excellence and other cost reduction initiatives. We also benefited from prior restructuring actions, favorable net foreign exchange transaction gains and incremental margin on the higher organic sales. These positives more than offset unfavorable mix and higher commodity costs, among other items.

Lower net tariff costs year-over-year added around 25 basis points in the quarter as costs were slightly lower and we're getting recoveries quicker than we did last year. While the tariff situation continues to evolve, we currently expect that our net tariff headwind for full year 2026 will be similar to 2025.

Higher equity income year-over-year contributed around 10 basis points to margin in the quarter. This mainly reflects productivity and efficiency improvements as well as some favorable commercial items at our unconsolidated JVs.

And finally, discrete items reduced margins by about 40 basis points. This was driven mainly by the net unfavorable impact of commercial items year-over-year in the consolidated business.

Looking below the EBIT line on Slide 19. Interest expense was $15 million lower than last year due mainly to lower debt levels and our strong first half free cash flow which resulted in reduced seasonal short-term borrowings.

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Our second quarter adjusted tax rate was 19.1%, an improvement of 140 basis points versus last year and better than our expectations. For the full year, however, we continue to expect an adjusted tax rate of 23%, which implies that our second half rate will be north of 23% for modeling purposes.

And second quarter adjusted EPS was $1.86, up 29% from last year, reflecting higher net income as well as a 3% lower share count from our share repurchases over the past 12 months.

Now let's take a brief look at our business segment performance, which is summarized on Slide 20.

Three of our four segments posted higher sales year-over-year and growth above market, with a notable 6% year-over-year increase in Power & Vision. In Complete Vehicles, sales declined 5% as expected despite higher unit volumes as net lower sales on full cost programs and lower engineering revenue were only partially offset by favorable foreign currency translation and the benefit of increased value-added sales at higher margins from new programs with Chinese OEMs in Graz.

Turning to EBIT, Power & Vision, Seating and Complete Vehicles, all posted notable year-over-year improvements in adjusted EBIT dollars and margins, reflecting strong operational execution. Body Exteriors & Structures margin at 8.1% was ahead of our expectations but down 10 basis points from last year on slightly unfavorable mix.

Now let's look at cash flow on Slide 21.

In the second quarter, we generated $954 million in cash from operations, an increase of $327 million from last year, driven by higher earnings and strong working capital performance. Investment activities in the quarter included $269 million in CapEx, representing 2.4% of sales and $77 million for investments, other assets and intangibles, offset partially by proceeds from normal course asset disposals.

Netting everything out, we generated free cash flow of $617 million in the quarter, which was above our expectations and more than double last year's level. We continue to return cash to shareholders in the second quarter with $133 million in dividends, along with $465 million in share buybacks. We repurchased 7.4 million shares during the quarter under our NCIB authorization which left us with just over 9 million shares remaining at quarter end. We are planning to repurchase the remaining shares before the NCIB expires in early November.

Turning to Slide 22.

Our balance sheet and capital structure remain strong. At the end of June, we had close to $5 billion in total liquidity, including $1.4 billion cash on hand.

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Our rating agency debt-to-EBITDA leverage ratio was 1.4x on June 30. This puts Magna in a great position to continue our share repurchases in 2026 and beyond.

And we were pleased that S&P recently affirmed Magna's A- investment-grade credit rating with stable outlook. This follows Moody's affirmation of our A3 rating with stable outlook earlier this year.

Together, these actions underscore the strength of our balance sheet and resilience of our business.

Next, let me cover the macro assumptions underpinning our current outlook on Slide 23.

Compared to our May outlook, we've increased our estimates for North America and Europe production by 100,000 and 200,000 units, respectively, while we reduced our China production estimate by 800,000 units.

We also updated our foreign currency assumptions to reflect recent exchange rates. Our current full year outlook reflects a weaker euro and Canadian dollar, along with a slightly stronger Chinese yuan which translates to a net stronger U.S. dollar compared to our May outlook.

Also on the macro front, we continue to monitor the ongoing conflict in the Middle East. As always, we will manage input costs and other volatility through mitigation actions and commercial recoveries. Our outlook reflects our current visibility and best estimates for the balance of the year, including modest incremental cost headwinds across several key commodities and inputs.

Moving to Slide 24. We've revised our full year sales outlook essentially to reflect our updated foreign currency assumptions for a net stronger U.S. dollar as well as our expectation that the lighting and rooftop divestitures will close sooner than previously anticipated.

More importantly, we continue to expect positive growth over market for 2026 in the range of 1% to 3%, excluding Complete Vehicles. We are narrowing up and raising our prior outlook ranges for adjusted EBIT margin, adjusted EPS and free cash flow. This reflects our strong first half results and confidence in our ability to deliver solid execution in the second half.

We expect strong margin expansion in 2026 and have narrowed up our outlook for adjusted EBIT margin of between 6.3% and 6.6%, up 15 basis points at the midpoint from our previous outlook and an increase of 85 basis points versus last year.

We have also narrowed and raised our outlook for adjusted EPS to between $6.70 and $7.30 per share. At the midpoint, this represents a $0.25 improvement versus our prior outlook and an increase of 22% versus last year.

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And finally, we've increased our free cash flow outlook to $1.8 billion at the midpoint, up $100 million from our May outlook. This represents free cash conversion of around 95% of adjusted net income.

With respect to other key assumptions, we now expect higher equity income and slightly lower interest expense as compared to our prior outlook, all our assumptions for capital spending, the tax rate and diluted shares remain unchanged.

Finally, I'd like to give you some color on how we see the third and fourth quarters shaping up to assist you in modeling in the second half.

The midpoint of our full year EPS outlook implies second half adjusted EPS of $3.76. We expect roughly a 40-60 split of second half EPS between the third and the fourth quarters as the fourth quarter will benefit from higher sales and margins compared to the third. But we do expect both quarters to post higher margins year-over-year.

That's it for the financial review. Now I'll turn it back to Swamy to wrap things up. Swamy?

Seetarama Kotagiri^ Thank you, Phil. Before we take your questions, let me recap a couple of key points.

We had a strong second quarter of 2026 with weighted sales growth over market, adjusted EBIT margin expansion and solid cash flow generation. We are positioned for continued margin expansion, EPS growth and shareholder returns, supported by 2026 outlook that we raised from May, reflecting our confidence in our operating performance. We are executing a disciplined capital allocation strategy, including significant return of capital. Most importantly, we remain highly confident in Magna's future.

We hope to see many of you in November at our investor event in New York City, where we will go into detail on our strategy, key initiatives and long-term financial outlook.

Thanks for your attention. Now operator, let's open it up for questions.

QUESTION & ANSWER:

Operator^ (Operator Instructions) And your first question comes from James Picariello with BNP Paribas.

James Picariello^ Congrats on a great quarter. Can you speak to what drove the quarter's onetime -- to what extent was there a pull forward in your recoveries? The tariff recovery, how are you thinking about your tariff recoveries in the back half? And then the other -- the discrete items that's called out in the bridge?

Seetarama Kotagiri^ I would say there was -- this was not really a volume-led quarter. Predominantly, the driver of the performance in this quarter is the operational side, which has been really strong and consistent according to our execution agenda. And that's what gave us the conviction to go raise the full year outlook. So that's one point.

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As we look at the tariffs and the commercial recoveries, Phil can add a little bit, but I think net-net, compared to the last year, this was actually negative. And those are the key things.

And as we sit here this year, I think we are further along than last year in getting recoveries. So that helped us derisk the second half of the year.

So those are the real key drivers for the performance. I don't think there is any onetime performance other than the tax issue that, Phil, you can elaborate a bit.

Philip Fracassa^ Sure. Yes. No, sure, James. Great questions.

So yes, on tariffs, if you remember, last year, we ended with a net margin headwind of under 10 basis points. And we're thinking it will be similar this year, but the timing is going to be a little different because the recoveries are coming a bit quicker. So we did have favorability on the margin in Q2 from tariffs. But again, because we had no recoveries last year, we have recoveries this year.

For the full year, though, we're expecting a relatively neutral impact on the margin. Maybe we'll do a little better than that. I mean who knows.

On commercial items, Swamy is exactly right. They were net unfavorable in the quarter. So if anything, commercial was a headwind in the quarter, yet we still posted to 70 basis points year-over-year margin improvement. So it was really operational excellence, as Swamy mentioned.

And then we did -- I do want to point out on the tax line, we did have a $0.09 benefit in the quarter compared to the 23% guide. That will reverse in the second half because we haven't changed the full year guide, so $0.09 of the performance in the quarter would have been taxed. But beyond that, underlying, it was very structural in nature.

James Picariello^ Got it. Very helpful. And my follow-on is specific to the Power & Vision segment, some really nice core growth inflection, which you guys have been promising in the guide. It's shown clearly in the second quarter. Can you speak to what's driving that? Are there a few key programs that are launching very nicely, regionally wise?

And then also within that segment, the divestiture -- what are you assuming for the divestiture now for the second half? And how does that compare to your prior guidance?

Seetarama Kotagiri^ Maybe at a high level, James, right? As you've seen in Power & Vision, we delivered about 5% weighted growth over market and margins about 6%. The core performance really benefited from the strong incremental margins on higher sales, and the flow through is really the account of the operational excellence initiatives that we've been talking about. And it was helped by higher equity income and lower net tariffs as Phil talked about a little bit.

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But overall, it still had some mix and commercial items and commodity costs. And despite that, the P&V segment continued to perform, not only that, I see the same dynamics for the full year and expect a good continued trajectory in this segment.

Philip Fracassa^ Yes. And on the divestitures, James, so we did -- we are closing on those sooner than we anticipated. And that would be another $50 million of sales that kind of is coming out because of the sooner-than-expected closing. So about just over $400 million of revenue coming out of P&V in the second half year-over-year because of the divestitures.

Last -- in May, we were talking more about kind of $350 million. So it's about $50 million higher than we previously thought.

Louis Tonelli^ Yes. And on the launches, there's a whole bunch, obviously, in [those] programs. German-based OEMs that are launched and that are helping us, some business with Subaru, some Chinese OEM launches that are contributing on the launch side.

Operator^ Your next question comes from the line of Alex Perry with Bank of America.

Jack Joyce^ This is Jack Joyce on for Alex. Can you maybe talk us through a little bit on the regional outlook? It looks like you've raised production assumptions for North America and Europe. But China came down a bit. Maybe talk to us through how you're thinking about the different regions.

And as a follow-up, looking into 2027, industry forecasts currently implies limited global production growth. Based on your backlog and launch cadence, what's Magna's portfolio imply for growth over market next year?

Philip Fracassa^ Well, a little bit too early to talk about next year, Jack. We definitely appreciate the question.

I mean -- but for the full year, we are expecting solid growth over market for the full year, as we talked about before. Global light vehicle production will be down for the full year even with the revised estimates that we put in there.

On a Magna-weighted basis for the full year, we think global light vehicle production will be down about 2%, about 3% in total. And yet for the full year, our sales, as you'll see, is roughly flat, down just slightly. If you take out the FX impact, which is positive for the full year, it's going to be negative in the second half, but positive for the full year.

Take out the divestiture, we were down about less than 1% organic. So growth over market, that's our 0% to 2% positive growth over market for the full year. If you exclude Complete Vehicles, it will be kind of in that 1% to 3% positive growth over market. And then we did a little bit better than that in the first half, so it will be a little bit less than that in the second half, but it will be positive in both first half and second half.

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And then regionally, you're right, we did take our estimates up for North America and Europe which, as you know, we're well exposed in those two regions. We took China down 800,000, a little bit difficult. China were a little bit smaller, so mix really matters in China.

But overall, we rolled in the production estimates and very comfortable with the second half sales guide and the projection for growth over market for both the second half and the full year.

Louis Tonelli^ And I'd point out that some of the volume change in our outlook is behind us. In other words, we experienced some of that. Some of the up in North America and Europe we experienced in Q2 and some of the down in China was also in Q2.

Operator^ Your next question comes from the line of Rajat Gupta with JPMorgan.

Rajat Gupta^ Just wanted to follow up on the third quarter, fourth quarter seasonality split. It does seem like a little more steeper seasonal step down in 3Q and obviously, you have more steeper fourth quarter pickup. Could you elaborate on what's driving that? Is it just recovery timing? Or any specific launch cadence that we should keep in mind because it would imply a pretty material like step-up in the fourth quarter margin. So I just want to clarify that, and I have a quick follow-up.

Philip Fracassa^ Yes, sure. Sure, Rajat. Thanks for the question.

So you're right. I mean we are expecting lower revenue in the third quarter. And as we think about third and fourth quarter cadence, we do expect a little bit more coming out in the third quarter, and that's going to be driven mainly by obviously, foreign currency is a little bit negative in there. The divestitures are in there as well, although that would impact probably the fourth quarter even a little bit more than the third.

But overall, we think the third quarter, the guidance would imply -- if you think about it, like organically, for the second half, the guidance at the midpoint would imply we're down kind of about 1% or so, a little bit over 1% organic. Think about most of that in the third quarter, driven by model changeovers, normal seasonality, launch cadence, end of production and the like. We've got some programs kind of coming out, Ford Escape, Toyota Supra, BMW Z4 and then kind of more flattish organic in the fourth quarter, a little bit of a step-up from the third to the fourth, but then overall netting to positive growth over market for the second half.

Seetarama Kotagiri^ And I think, Phil, it might be worth mentioning that the slope of the curve is actually flatter this year compared to the last year when we looked at the back half versus the first half of the year.

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Philip Fracassa^ Yes, good point. So when you think about margin -- margins and earnings, a lot of the recovery similar to last year. While we're doing -- I think we're doing a better job getting recoveries earlier.

For example, tariffs, it would be normal for us to have a little bit more skewed to the fourth quarter which would kind of explain a little bit of that EPS split as well as the margins.

But as we said in our scripts, we do expect margins to be up year-over-year in both the third and the fourth quarters. And frankly, the year-over-year improvement will be -- should be pretty similar across both those periods.

Rajat Gupta^ Understood. That's helpful. And just a question on like just the latest situation around memory and DRAM. I mean, how do you feel about your position in terms of locking in supply, obviously, the second half but more for '27? Just curious how the discussions are going on pricing, recoveries, et cetera.

Seetarama Kotagiri^ Thanks, Rajat. We are monitoring the DRAM, obviously. I think the group that is really impacted for us is electronics. We have been in discussions with the customers as well as the suppliers, and we have had no issues with disruption. It's something that we are monitoring very closely.

In this contract, we worked, again, as I said, with OEM and suppliers, and we feel our first choice of -- first priority is to mitigate any disruption, and we feel pretty good about that. And if there is -- we see a little modest unrecovered cost headwind in the second half, but we've included that in our expectations or in the outlook. It's a continuing playbook that we have to go through, but nothing as we see today that's going to be disruptive.

Operator^ Your next question comes from the line of Dan Levy with Barclays.

Dan Levy^ I wanted to go to the sort of first half to second half margin bridge because when we look at especially Power & Vision and BES, there's a significant margin step-up even though revenue is declining and we know that revenue is going to be declining on some of the key programs you have, GM trucks, et cetera. So maybe you can just talk through that first half to second half step up in margin?

And then maybe just a short point on tariff if you could just say -- you mentioned tariffs are neutral or slight negative, what the assumption is within tariffs on IEEPA refunds?

Philip Fracassa^ Sure, Dan. So let's start -- we'll start first with the first half to second half.

So it really boils down to some of the similar things we saw in the first half itself. So when I look first half to second half, operational excellence initiatives continuing to accelerate is probably the biggest driver, first half to second half, that will certainly apply in both BES and P&V.

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As we said, recoveries first half to second half are going to be more second half weighted. That's certain element as well as we work to secure those in the second half before the end of the year.

P&V does get -- does have a little bit more tariff recovery with customers, a little bit of that back half weighted as well. And that's more than offsetting first half to second half in P&V, we had a big equity income item in the first quarter. So that would be kind of a positive in the bridge, if you will.

But overall, it's really been driven by the -- I'm sorry, be a negative in the bridge on the equity income as with inflation, but the positives of operational excellence in recoveries and really good pull-through and good mix performance more than outweighing the negatives.

And then on the IEEPAs, if you looked at last year, and into this year, while the IEEPAs were still in place, we probably paid just over $100 million in IEEPA tariffs. We've gotten about half of that back with most of those refunds coming in the second quarter. But as we get the refunds back, we're accruing pass backs to our customers and would expect customers to get 80% to 90% of that since they funded most of that in -- as we paid it. So it's a pretty small impact to the company overall.

And then the comment on tariffs. So we said tariffs would overall be neutral from '25 to '26, neutral in dollars, roughly neutral on margins, probably -- and maybe do a little bit better than that. So if anything, tariffs may be a slight positive, but would not expect it to be a negative year-over-year.

Dan Levy^ Great. As a follow-up, Swamy, I appreciated the commentary earlier that you're looking at some other end markets outside of automotive. I think one of the things that we've seen with Magna in the past is because you're such a large company and you have such a dominant share across so many different products, what then happens is it can be hard to move the needle on a $40 billion plus revenue base.

So given non-auto right now is nothing for you or I assume very small, is there any confidence that these efforts can add up to sort of a material growth benefit? Or is it just that because you're still so large, this will still be smaller on the margin from a growth perspective?

Seetarama Kotagiri^ Dan, great question. First point, I think we have some proof points in terms of capabilities that can translate beyond traditional Light Vehicles. We have had examples of that in Steyr’s long-running non-civil G-Wagon production as an example. Steyr engineering does work on aerospace-related work. Cosma has done work for [body-in]-white products for heavy truck. And this has all been related to overall capability in terms of integration, in terms of some of these main core processes that live in Magna.

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So all in all, I think we are going to be very selective. We are looking only at areas that we have a clear right to win. And that might include recreational vehicles, other industrial applications and it would help our growth without distracting from the core business.

The other point that we are very clear about is looking at the returns criteria and also looking at not having to have any big distraction or a significant incremental investment. So that's kind of like the backdrop.

We have been awarded some projects already. Like you said, we want to come on the Investor Day to be able to talk through what's the road map, what is the size. But I believe done well, these adjacent markets can add incremental growth, and modest diversification without changing Magna's identity or operating model.

So I think it's going to be meaningful. And now we'll have to decide what material means but let's talk about it in November.

Operator^ Your next question comes from the line of Joe Spak with UBS.

Joseph Spak^ Phil, maybe just a clarification point on some of your last comments. So it sounds like you got $50 million in IEEPA recoveries. Was that included or separate from that 25 basis point benefit in the quarter? And then are you really able to, I guess, realize this because it also sounded like you're going to still have to sort of pass it on to your customers. So maybe you could just sort of clarify some of your comments there.

Philip Fracassa^ Yes, sure, Joe. Sorry. Yes, absolutely. So yes, we had a 25 basis point benefit from tariffs in the quarter. So as you said, call it, $25-ish million. That would be included in there.

But as I said, as we recover the $50-ish million, we're accruing a give back to the customer of an amount, call it, 80% to 90%, whatever they funded up the tariffs ultimately, last year into the beginning of this year. So there'd be a slight benefit in that number. The bulk of that would be -- that would be a piece, I would say, a small piece.

Another piece would be we're getting recovery sooner than we did last year. So last year, we had costs with virtually no recoveries in Q2. This year, we have costs with some recoveries because we're inking deals more real time this year than we did last year. And then a little benefit from the IEEPA that we're able to keep because it was tariff that customers didn't ultimately fund.

And if you look in the first half, we had about -- I think it was a 15 basis point headwind in Q1 related to tariffs, 25 basis point tailwind in Q2. So first half, we're about 10 basis points tailwind. And as we said, move into the rest back half of the year, it'll probably flip a little negative on us because we had more recoveries last year that we got in the first half this year.

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And then net-net, on the margin, as I said, neutral for the full year -- relatively neutral or potentially maybe a little bit better than that.

Joseph Spak^ Got it. Okay. Maybe just to some -- also quick clarification housekeeping on the outlook. The lighting sale, it sounds like it's closing a little bit earlier. So was there a change in your like -- I know you already sort of took it out last quarter, but was there any sort of change in what you're assuming in your guidance of the revenue line item, at least for it coming out a little bit earlier?

And then also, if you could just -- and then also if you could just sort of -- the free cash flow guidance was raised, but if you could just remind us like how much of this year's free cash flow is really related to like either the EV recoveries or some of the IEEPA cash that you're receiving?

Philip Fracassa^ Yes, sure. Sorry, I was focused on -- yes, I was focused on your second one, my apologies.

So on lighting, it will be just over $400 million. So when you look at the midpoint of the sales guide, we took it down about $400 million, I think, Louis, so that $400 million was really all -- virtually all FX and then about $50 million related to increased lost sales because of the divestitures closing earlier than we thought. We closed Europe lighting in the second quarter at the very end of the second quarter, and we are seeing the rest of the pieces closing a little bit earlier than we anticipated.

So about another $50 million for that, the rest call it FX with very little change organically, if you will.

And then moving to the free cash flow. Again, really strong performance. We took the full year guide at the midpoint up around $100 million, reflecting both the increase in underlying earnings EPS, if you will, as well as better working capital performance that we saw in Q2 that we think we'll be able to sustain for the full year. CapEx relatively unchanged.

But within that number, you'll remember in the first quarter, we had a big recovery we talked about on -- balance sheet recovery on the order of around $475 million. That's in there. We do -- we are expecting some additional recoveries in the second half of the year, but don't expect them to be anywhere near that number. So a little bit more in the second half, but not anywhere close to that number.

And then on the IEEPA, as I said, we do expect to get all the IEEPA back. We're working on it as we speak, timing TBD but do expect to get it back. But in the end, as I said, most of that gets passed back. So at the end of the day, it would be kind of in the round.

Operator^ Your next question comes from the line of Ty Collin with CIBC.

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Ty Collin^ So I mean, clearly, some of your larger European customers are still struggling with competition from Chinese OEMs, both in China and in Europe. I appreciate that Magna has a pretty broad reach in terms of the customers that you serve. But have those shifting market share dynamics negative for Magna? Or is it kind of neutral based on your relationships with the Chinese automakers?

Seetarama Kotagiri^ Yes. I think -- if you look at China, we have talked about it. We -- over the last 10, 15 years, we have moved from a predominantly supporting Western OEMs in China to a mix where our revenue today in China is about 65% with the Chinese OEMs. So as the D3, G3 kind of lose market share in China, it will have an impact on our sales in China for now.

But the important thing is to see that we have been diversifying and adding business. A proof point is one of the things we talked about in our prepared statements of the Chery win as an example.

So in the short term, it's something that could have an impact, but as we continue to increase our presence with the Chinese OEMs in China will be part of the ecosystem.

Ty Collin^ Okay. Great. And then Swamy, I'm curious to get your thoughts on the proposed 50% U.S. content rule that was put forward somewhat recently as part of USMCA negotiations. Is that something that you expect to ultimately materialize in one form or another? And how would you think about the impact of that sort of rule to your business and the overall industry?

Seetarama Kotagiri^ I think, Ty, I usually refrain from making comments on trade policies and national policies. But we are keeping a close watch. Obviously, as you can imagine, it will have an impact on the automotive industry as a whole.

What it really means is we have to be agile and adaptable. We have a footprint in all three areas here. And we've been able to walk through the tariff discussions over the last 1.5 years.

So all I can say is that any change is going to have an impact, but we'll have to follow the strategy of the OEMs based on their footprint and their programs, and that's what we are focusing on.

Operator^ Your next question comes from the line of Tom Narayan with RBC.

Tom Narayan^ The first one I have is on the slide on the 2028 backlog with over 90% already book. Just curious if you could comment at all on maybe what the margin profile of this looks like? And also what the Chinese OEM exposure is there? And then a follow-up.

Seetarama Kotagiri^ So, Tom, obviously, we won't talk about the margin profiles by customer or into the future. We'll have to come back and hopefully give you a little bit more color on the long-term profile of Magna as we come to the Investor Day, and we are going through the business plan process and in normal course, we talk about 2027.

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The point of the 90% being booked is to show that we continue to grow our business despite all the discussions on recoveries and tariffs and so on. And its normal cadence two years out, that's what we see. That gives us a little bit of certainty in planning, and that is what we intended to convey.

Philip Fracassa^ Yes. Maybe if I could add, Tom, and not on '28 as much, but maybe on '27 because we've talked about this before with some of the new contracts we're getting and new programs we're getting with our customers. We have talked about improved economics helping as we continue to price for current economics and setting, for example, labor rates that start of production as an example.

We see some benefit in '26, and then we do have some new programs coming in, in 2027, one that's going to help the Seating business up quite a bit. It's a German OEM program in North America as well as new programs with one of the Detroit Three. We do expect better economics on those programs.

So that will be a '26, '27. And then as Swamy said, we'll get into '28 at a later point in time.

Seetarama Kotagiri^ Yes. I think maybe one comment, Tom, at a very general level. What we are all really excited about is the traction on various initiatives in the company. We call it operational excellence, whether material flow optimization or advanced technologies or digital standard work, and we're going to give some color when we come to the Investor Day.

We have been talking about this 35 to 40 basis points margin expansion. As we finished this year, we would add about 200 basis points from '23 to '26 and I would like to say we are still, I believe, in the early innings. And we're going to scale what we are doing here and as this proliferates. That is what is exciting going into '27, '28 and even into '29 plus.

Tom Narayan^ Okay. Got it. The follow-up point I have is on Chinese OEMs into Europe. I had the pleasure of seeing your hinge making in China earlier this year. And I guess just I underestimated how much infrastructure is involved that goes into what you guys do. I think there were like 100 parts to a hinge, for example.

Is the argument that the Chinese OEMs producing in Europe would have to build all of this infrastructure either on their own or Chinese suppliers build capacity very expensively in Europe from scratch. And is that the argument that you guys have for continuing to use your guys' content in Europe?

And are there certain segments of your segments that maybe are more protected from either the Chinese OEM in-sourcing or certain suppliers moving to Europe than others? Or do you feel they're all kind of equally protected?

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Seetarama Kotagiri^ Thank you, Tom. I think there's nothing like visiting our plant, and I understand you've been at our Kunshan plant looking at our latches. It gives the magnitude of the complexity. So thank you for explaining that.

The key as we even worked in China, we have been very deliberate, as you said, about the type of the product, we need to have a platform strategy, so where we can deploy at a scale on various programs once we develop something. And the technology and the manufacturing DNA and the integration expertise is kind of like the moat once we have that in place.

That is the general strategy that we have followed. If you go to our structural business side of things, similar large castings, large stampings and complex assembly structures with various joining technologies, that is kind of the moat there.

Our seating folks have developed some really interesting technology in terms of even structures beyond some of the other interesting stuff we intend to show that helps automation from a product side. We'll talk about that in our November time frame. So this is how we are able to supply in China for China, and we are learning through that process.

And obviously, now to your question, as you know, we are working with the Chinese OEMs in our Steyr for complete vehicle assembly. And as that continues through localization, we have similar capabilities in Europe, obviously, because we produce in Europe for any OEMs that are manufacturing in Europe. So that will be the next step.

Our hope is to help through the homologation process with our full vehicle expertise and obviously, the supply of the components and systems similar to what you saw in China.

Philip Fracassa^ Yes. And maybe the other point would be really speed. I think Magna having capabilities everywhere in the world really gives us the ability to meet the speed demands of our customers as they move around the world, and that's another advantage we have.

Seetarama Kotagiri^ And the existing footprint and capabilities there should mutually help for the returns and [profitability].

Tom Narayan^ Got it. Understood. Looking forward to the Investor Day.

Operator^ Your next question comes from the line of Jonathan Goldman with Scotiabank.

Jonathan Goldman^ Maybe, Phil, just a couple to start off on the margins. Is it possible to tease out the basis point impact of operational excellence and the higher commodity costs in the quarter?

Philip Fracassa^ Sure. I would say if you look at the 75 basis points in the margin bridge, a majority, I would say, a good -- close to majority that would have been operational excellence and the rest would have been pull through on the sales, et cetera.

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And I would say inflation in second quarter would have been -- on commodities was relatively modest. I mean we didn't -- we probably anticipated a little more than we saw but we did see -- because of the lags involved, we did see a little bit more in the second half, which we've rolled into the guide to make sure we were covered for the rest of the year. So we feel like we've got good coverage, if you will, based on our visibility as we see it today.

But operational excellence is -- I would say a majority of that 75 basis points, right in line with Swamy's comments around 35 to 40 bps of improvement, it would have been right along those lines in the quarter.

Jonathan Goldman^ Okay. And then I guess, same exercise though for the full year guide. You raised the margin guidance by 20 bps at the midpoint. Could you bucket how much of that incremental upside is from operational excellence recoveries or lower commodity inflation? Anything else there?

Philip Fracassa^ Yes. I mean, obviously, a lot of -- a lot of puts and takes. As we said, we adjusted the top line mainly for FX and divestitures. So not much bottom line impact there on the margin, if you will, maybe a little bit of a benefit from the divestitures, call it, maybe 10 bps but most of that was already in the guide.

But in terms of guide to guide, it would have been operational excellence, getting better. We layered in a little bit more for inflation. Those would have been the primary puts and takes.

I don't know, Louis, if there's anything else you'd call out?

Louis Tonelli^ No. [I think that’s it].

Philip Fracassa^ Those would be the primary puts and takes.

Jonathan Goldman^ Okay. Great. And then maybe, Swamy, I guess, one for you. Could you talk a bit more about the award that you recently won with Chery? Maybe the broader implications of how this win positions you in China going forward beyond just a independent program win?

Seetarama Kotagiri^ Yes. I think the key -- we had a word already with them in terms of a powertrain product. And this is a the next win. Broadly, I think this speaks to the platform technology that we've been talking about, Jonathan. If you look at the building blocks that we have talked in the past, the speed at which we could have a strategic conversation with the customer and bring it to production is the example. And we have taken some of these things and are now starting to gain traction in other parts of the world from a hybrid product perspective.

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So there's learning in terms of the speed, there's learning in terms of our executing to what we've been talking about is taking building blocks in a platform and being able to deploy in different regions with different customers. So that's kind of like the broad message here.

Operator^ Your next question comes from the line of Emmanuel Rosner with Wolfe Research.

Emmanuel Rosner^ Maybe just one question. So you raised this -- the free cash flow outlook to a pretty strong number for this year. I know it's a bit early to sort of like look forward.

But during the quarter, Phil, I think you expressed some confidence that even though this year's free cash flow includes pretty major sort of like OEM recoveries that are more like onetime in nature. The overall ballpark of free cash flow is still something that’s sustainable in the future.

So first, is that sort of like the right understanding and thinking? And if so, what are sort of like some of the puts and takes, which would sort of like enable free cash flow to stay at these levels even without like $0.5 billion plus of recovery?

Philip Fracassa^ Yes. No, thanks for the question, Emmanuel.

So no, you're right. I mean, the current midpoint this year of $1.8 billion does include some recoveries, but strong underlying free cash flow performance. And as we look ahead, we do expect to convert a similar amount of earnings to free cash flow. And it really does boil down to, obviously, generating the earnings growth, managing working capital very well, a lot of initiatives across the company.

You see we talk a lot about operational excellence, hitting the bottom line and it does. But a lot of the initiatives are really designed around improving working capital performance, inventory turns and the like. And then managing CapEx within that historical range of 4% -- low 4s and we feel the combination of all the above should generate strong free cash flow into the future. And again, that will enable things like investment in the business as well as significant capital return.

When you think about this year, $120 billion of free cash flow, we raised the dividend and then we're going to buy back the full NCIB, which would be north of $1.5 billion, plus or minus, yet still bring leverage down and yet still have the ability to continue to invest in the business.

So I think it's a good story. It was a good story last year. It's a good story this year. And I think it will continue to be a good story moving forward.

Operator^ Your next question comes from the line of Colin Langan with Wolfe Research -- I'm sorry, Wells Fargo.

Colin Langan^ Just broadly, last couple of years, we've had quite a big jump in margins first half to second half. Is that largely just because of the large amount of inflation? Or is this going to be the new cadence going forward? I mean how should we think about this on a go-forward basis? Is this kind of just the new norm? Or does it actually start to sort of be a little bit more stable in the forward years?

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Seetarama Kotagiri^ So Colin, I think what Phil explained last year, we were going through the development of the framework for tariff recoveries and there were significant recoveries that were EV-related. So we did talk about the second half being more indexed than the first half.

When we came at the beginning of the year, we talked of a similar cadence. But as we went through the year, since we had the frameworks in place, the tariff recoveries and some of the EV-based commercial recoveries got pulled forward, right? So the cadence of first half to second half, the second half being heavy in recoveries and all that stuff continues, but the slope has softened this year.

But I think going forward, who knows how this whole conversation goes. But the cadence of first half to second half, I think, will continue. But let us work through and we'll give you some color when we come back next year again, right, at the beginning.

Philip Fracassa^ Absolutely. No, I think it's a great question.

So we did think coming into the year, we thought we'd be even more back half weighted. So to Swamy's point, we were able to accelerate some stuff into the second quarter.

So I mean, obviously, we hope for a day where it's a little more even. But when -- as you pointed out, with inflation and tariffs and commercial, et cetera, any time you've got a lot of commercial items and recoveries, it's going to be a little more back half weighted. But it is softening or it is moderating, which was nice to see.

Colin Langan^ Got it. And just secondly, the guide has at the midpoint, about 85 basis points of margin expansion. I think you called out it was roughly $50 million-ish maybe in JV income that's more recovery driven. How should we think about anything else in that increase that might not be repeatable next year?

I know in the past, you've talked about recoveries being sort of neutral year-over-year, but recoveries have been high for the last few years. Is recovery a drag into next year as well? Or how should we be thinking about that?

Philip Fracassa^ Yes. I don't know that I would necessarily call it a huge drag into next year. No, I think -- but you're right, we did have a recovery at one of our JVs in the first quarter. But for the full year across all of Magna, we do see recoveries as being relatively neutral year-over-year. So not a big driver in the margin expansion for the full year, if you will.

And then looking forward, recoveries they bounce around and they can -- they're probably higher in the last couple of years, maybe will moderate a bit. But with the operational excellence momentum and the other things we're working on, we don't really see a margin drag, if you will, head into next year.

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Louis Tonelli^ Yes. The only point I’d make, we do see recoveries in equity income this year because of the win in the second -- in the first quarter -- sorry, third quarter of this year. So that was a positive. But if you look at the consolidated business, relatively neutral especially here.

Seetarama Kotagiri^ Yes. And I think the key point that you mentioned before, Phil, as we continue the initiatives that we've been talking about and the new programs coming on with new economic terms, right, all of these things should continue to help the momentum that we are talking about.

Louis Tonelli^ Yes. Absolutely.

Operator^ Your next question comes from the line of Mark Delaney with Goldman Sachs.

Mark Delaney^ First one was on revenue and recognizing that the change to the full year guide was driven by FX and the timing of divestitures. But I'm hoping to better understand the 1H to 2H trajectory in terms of growth over market. And the first half, a good start. I think you said 3 points of growth over market in both 1Q and 2Q. I think the full year growth over market is 0% to 2%. So that would imply slow growth over market in 2H. So just trying to understand the mechanics of what's happening with the growth over market in 2H?

Philip Fracassa^ Great question. So I think you've got the numbers directionally right. So it is higher in the first half than the second half, but positive in both periods.

What we are seeing in the second half, we do have a few significant programs in the second half that are going to drive lower volumes year-over-year for Magna, which is sort of muting that growth over market, if you will, but will contribute solidly in '27 in terms of, we think volumes and economics as well includes the full-size trucks at one of our big customers in North America as well as a new program with a German OEM in North America as well.

We also have some end of life or end of production that's hitting when you think about the Toyota Supra and the Ford Escape and then lower production at some of other key customers.

But basically, all sort of discrete things, if you will, that's sort of muting our growth over market in the second half. Still positive, still positive for the year, but I think sets us up well for growth over market to reaccelerate in '27.

Louis Tonelli^ And just to clarify, you'll see it on our what we call financial review or the analyst report, the quarterly report that's on our website that there's always some restatements of volumes. So if you look back at the growth over market that we had in the first quarter, there would be some changes there.

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So I'd say on a year-to-date basis, I think you were pointing to about 3%, it's more like about 1.5% to 2% kind of year-to-date. So we still see a bit of a dip down, but not from, let's say, 3%.

Mark Delaney^ Very helpful clarification. And the other was on the nonautomotive opportunities and recognizing you guys will give a fuller update at -- an outlook at the Investor Day in November. So looking forward to that, and I appreciate some of the comments you shared on a preliminary basis so far.

Just one question for today, maybe, Swamy, I think you said you've won some business already there. So just with what's already been won. I don't know if you can give a little bit more detail on sort of the degree of bookings you've already achieved.

Seetarama Kotagiri^ Good morning, Mark. I would rather not talk about little programs at a time or programs piecemeal at a time, we just want to walk you through the entire strategy. And as I said, material or not could be decided, but they are meaningful wins, and we want to talk about the strategy rather than just talk about single programs.

Mark Delaney^ Okay. Understood. Look forward to hearing more about that at the Investor Day in November.

Operator^ Your next question comes from the line of Michael Glen with Raymond James.

Michael Glen^ Just on capacity utilization in North America and the U.S., are you able to give some indication where your capacity utilization is right now and where you might have some excess capacity?

Seetarama Kotagiri^ Yes, good morning, Michael. I think we usually manage that very closely. There's going to be some ups and downs. And in the past, I've talked about managing or flexing through capacity by in-sourcing some of the things that we have -- we would have put out.

So I don't think we'll be having capacity built and wait in the long term. As the programs get delayed or canceled, obviously, there will be some capacity at some point in time. So we'd rather look at it from a long-term perspective to manage how that works.

So I don't think there will be excess capacity sitting there. But to the extent that we have good visibility, we look at it from a restructuring perspective on the long term. And you've heard me talk about 40-plus plants either restructure, closed, resized, whatever you want to say, those activities continue, that's how we optimize capacity overall.

Michael Glen^ Okay. And just one on working capital. The seasonal cadence this year it's quite a bit different than other years. Are you still expecting -- typically, you would get a kind of this big Q4 inflow on working capital. Is that something we should expect to see this year? Or is the cadence different?

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Philip Fracassa^ Well, certainly, with the recovery we had in the first quarter was kind of skewed it a bit with the normal seasonality. And then obviously, we had really good performance in the second quarter, again, on working capital.

So it is more first half weighted this year than you normally expect to see. But if you take the full year guide less the year-to-date, what we're going to generate in the second half, it will be more fourth quarter weighted than third. Just as things slow down in December, you tend to release some working capital at the end of the year. So it would be more fourth quarter weighted than third, but you're right.

The first half performance at Magna this year was quite good, aided by the recovery in Q1, but really driven mainly by just strong balance sheet working capital performance.

Operator^ And that concludes our question-and-answer session. I will now turn the conference back over to Swamy for closing comments.

Louis Tonelli^ It's Louis here, actually. Thanks, everyone, for listening in today. If you have any follow-up questions, please don't hesitate to reach out to me.

Thanks for your interest in Magna and have a great day.

Operator^ Ladies and gentlemen, this does conclude today's conference call. Thank you for your participation, and you may now disconnect.